February 27, 2020

Brian S. John
Chief Executive Officer
CBD Brands, Inc.
725 N. Hwy A1A, Suite C-106
Jupiter, FL 33477

       Re: CBD Brands, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted February 21, 2020
           CIK No. 0001760903

Dear Mr. John:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted February 21, 2020

Financial Statements, page F-1

1. Please revise to update the audited financial statements to the most recently completed fiscal year in compliance with Rule 8-08(b) of Regulation S-X.
 Brian S. John
FirstName LastNameBrian S. John
CBD Brands, Inc.
Comapany NameCBD Brands, Inc.
February 27, 2020
Page 2
February 27, 2020 Page 2
FirstName LastName
       You may contact Kristin Lochhead at 202-551-3664 or Kate Tillan at 202-551-3604 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Arthur Marcus